UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

I – PAYMENT OF INTEREST ON OWN CAPITAL DELIBERATED ON DECEMBER 18, 2013.

Telefônica Brasil S.A. (“Company”), announces to its shareholders,  that will be carried out on March 14, 2014 the payment of Interest on Own Capital deliberated in the Board of Directors’ Meeting held on December 18, 2013 (“Board of Directors Meeting”), to holders of common and preferred shares of the Company with equity position by the end of December 30, 2013, according to the Notice to Shareholders published on December 18, 2013, in the gross amount of R$760,000,000.00 (seven hundred and sixty million reais), subject to withholding tax of 15%, resulting in a net amount of R$646,000,000.00 (six hundred and forty six million reais), as described in the table below.

Amount per share (R$)	Immune or Exempt Legal Entities (Gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0,634675353681	0,095201303052	0,539474050629
Preferred shares (*)	0,698142889049	0,104721433357	0,593421455692

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, and, in the terms of the Board of Directors Meeting, such Interest on own capital were charged to the mandatory minimum dividend for the fiscal year of 2013, ad referendum of the General Shareholders’ Meeting.

II – WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LAW

Interest On Own Capital

An income tax of 15% is withheld at the source when paying Interest On Own Capital, no income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

TELEFÔNICA BRASIL S.A.

Publicly‐held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

III – ADDITIONAL INFORMATION:

Interest On Own Capital not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, February 21st, 2014.

Alberto Manuel Horcajo Aguirre Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Available information: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 21, 2014	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director